SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

LG.PHILIPS LCD UPDATES FIRST QUARTER 2006 BUSINESS OUTLOOK

SEOUL, Korea (March 21, 2006) – LG.Philips LCD (NYSE: LPL, KRX: 034220), one of the world’s leading TFT-LCD manufacturers, today updated its first quarter business outlook of 2006.

The following is based on currently available information and current market conditions. For the first quarter of 2006, LG.Philips LCD’s area shipments are expected to decline slightly compared to the fourth quarter of 2005, a change from previous guidance of a mid-single digit percentage increase. The panel price per square meter of glass at the end of the first quarter of 2006 versus the end of the fourth quarter of 2005 is expected to decrease by a high single digit percentage, slightly greater than the Company’s previous guidance of a mid-single digit percentage decline. The Company’s EBITDA margin percentage is now expected to be in the mid-twenties, an improvement over the previous guidance of a high teen’s percentage.

“During the first quarter of 2006, the industry is witnessing a faster than expected ASP decline in all product segments. Although LCD TV sales remain strong, we are experiencing greater than expected seasonal weakness in the other product segments in this period, which affects our area shipment levels,” said Ron Wirahadiraksa, President and Chief Financial Officer of LG.Philips LCD. “Despite these factors, we were able to generate a better than expected cost down in our fabs. In fact, given the strong performance of our newest fab, P7, we now anticipate reporting a better EBITDA performance for the first quarter of 2006. We are particularly pleased with this, given the quarter’s weaker pricing environment.”

LG.Philips LCD expects to report its first-quarter results on Tuesday, April 11 and will conduct an earnings conference and earnings call at that time.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates seven fabrication facilities in Korea and has approximately 20,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com. LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

Jay Hong [Korea]
LG.Philips LCD
Tel: +822-3777-1010
Email: jay.hong@lgphilips-lcd.com

Media Contacts:

Elliot Sloane [USA]	Sue Kim [Korea]
Sloane & Company	LG.Philips LCD
Tel: +1-212-446-1860	Tel: +822-3777-0970
Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: March 21, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer